UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 12b-25

Commission File Number         0-25721

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:     December 26, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form.

Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant     BUCA, Inc.

Former name if applicable

Address of principal executive office (Street and number)

1300 Nicollet Mall, Suite 5003

City, State and Zip Code     Minneapolis, Minnesota 55403

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Current Report on Form 8-K of BUCA, Inc. (the “Company”) filed with the Securities and Exchange Commission on February 11, 2005, in light of other restaurant company restatements, the Company is conducting a review of its accounting policies applicable to leases, leasehold improvements, rent commencement, deferred rent, and other items. Although the analysis is not yet complete, the Company has determined that it has incorrectly applied the accounting rules with respect to certain operating lease transactions. As a result of this determination, the Company’s Board of Directors and Audit Committee concluded on February 7, 2005 that it will restate its previously filed financial statements for the fiscal years ended 2000 through 2003 and for the first three quarters of fiscal 2004 to correct for errors in the application of existing generally accepted accounting principles. The financial statements for the affected periods and the related reports of the Company’s independent registered public accounting firm should no longer be relied upon.

The Company expects that the restated financial statements will include adjustments to lease expenses, repair and maintenance expenses, insurance reserves, complimentary meal revenues and expenses, restaurant pre-opening expenses, décor warehouse expenses, utility expenses, stock option expenses, consulting fees, and depreciation expenses. The Company has discussed these matters with its independent registered public accounting firm, Deloitte & Touche, LLP.

In addition, the Audit Committee of the Company has engaged counsel to conduct an internal investigation of matters relating to the Company’s recent suspension of two executive officers.

As a result of the restatements, the Company’s ongoing review of its financial reporting policies and procedures, the Company’s and its independent registered public accounting firm’s ongoing efforts in completing the Company’s fiscal 2004 audit and their review of the Company’s internal controls in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules promulgated thereunder, and the Company’s internal investigation, the Company will be unable to file its Form 10-K for the year ended December 26, 2004 within the prescribed period without unreasonable effort or expense. The Company expects that it will be unable to file its Form 10-K within the 15-day period.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Wallace B. Doolin	(612)	225-3400

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company is restating its previously filed financial statements for the fiscal years ended 2000 through 2003 and for the first three quarters of fiscal 2004. The Company and its independent registered public accounting firm also are in the process of completing the Company’s fiscal 2004 audit and continuing their review of the Company’s financial reporting policies and procedures and internal controls. In addition, the Audit Committee of the Company has engaged counsel to conduct an internal investigation of matters relating to the Company’s recent suspension of two executive officers.

Based on preliminary financial results, the Company expects a modest increase in revenues in fiscal 2004 as compared to fiscal 2003 (as restated), and a significant increase in net loss in fiscal 2004 as compared to fiscal 2003 (as restated), including a significant asset impairment charge for reduction in the value of goodwill related to the Company’s Vinny T’s of Boston operations. There can be no assurance that the anticipated financial results will not change upon completion of the financial statement restatements, the fiscal 2004 audit, the review of the Company’s financial reporting policies and procedures and internal controls, and the internal investigation.

                                                                                  BUCA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 14, 2005	By	/s/ Wallace B. Doolin
Wallace B. Doolin
Chairman, President and Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).